

Podcast Audio Dramas

**It's your story.
Tell it.**

Nat Mundel · 3rd

 Voyage

 Prescott College

Founder, CEO: Voyage Media

Santa Monica, California, United States · **Contact info**

500+ connections

Experience



Founder; CEO

Voyage

2014 – Present · 7 yrs

Los Angeles, California, United States

Voyage is the first ever incubator of film, television and now podcast content. We connect storytellers from all over the world with high quality producers, and finance/distribute the best of their collaborations. Our vision is to make more seamless and efficient the journey from concept to screen, and to develop content at scale for the growing 'originals' market.

 voyage media



Co-Founder

TODpix

2012 – 2014 · 2 yrs

Greater Los Angeles Area

TODpix is a movie-centric interactive platform connecting fans to movies and filmmakers to fans. Entirely customizable, the site facilitates connections through the collaborative creation of content around the movies you love with filmmakers you admire. Utilizing its relationships with studios, exhibitors and independent filmmakers, TODpix also offers on-demar ...see more



Founder/CEO

Voyage Media

2002 – 2012 · 10 yrs

Marina del Rey

In its earliest incarnation, Voyage was a marketplace connecting companies with professional writers, artists, and marketing professionals to fulfill on content initiatives for both the entertainment and restaurant sectors.



Founder; Guide

Global Explorations

1995 – 2001 · 6 yrs

International

High altitude mountaineering; big-wall climbing; ice-climbing; free climbing in Nepal, S. America, Canada, Europe, Africa and USA.



Guide

Alpine Ascents International

1997 – 2000 · 3 yrs

High altitude mountaineering; big-wall climbing; ice-climbing; free climbing in Nepal, S. America, Canada, Europe, Africa and USA.

Education



Prescott College

BA, Ecologically Sustainable Development

1995 – 1997



University of Vermont

1991 – 1993